EXHIBIT 99.5

PRESS RELEASE

TotalEnergies implements its responsible withdrawal from Myanmar

Paris, March 16, 2022 – On January 21, 2022, TotalEnergies announced its decision to withdraw from the Yadana field and from gas transportation company MGTC in Myanmar, both as operator and as shareholder, because the situation in this country no longer allowed TotalEnergies to make a sufficiently positive contribution. Since then, TotalEnergies has initiated a due diligence process to ensure a responsible withdrawal for its stakeholders in Myanmar, particularly its employees and the local communities that have been supported by TotalEnergies for many years through its role as an operator in the MGTC gas pipeline area.

On March 14, 2022, PTTEP International, a subsidiary of the Thai national energy company PTT, confirmed its willingness to take over as operator of Yadana and MGTC and, in line with this decision, to increase its direct stake in Yadana by taking over TotalEnergies’ equity share. Chevron has also decided to take over TotalEnergies’ equity share, thereby increasing its stake in Myanmar. As a reminder, in light of the exceptional situation, TotalEnergies has chosen to withdraw from Myanmar without seeking any financial compensation for its assets.

In addition, PTTEP has expressed its willingness to take on all staff currently employed by the TotalEnergies affiliate in Myanmar. TotalEnergies is working closely with PTTEP to ensure that the transition occurs in a fair and orderly manner. With respect to our employees who have been ensuring the safety and efficiency of operations in Myanmar since January 21, TotalEnergies will help all those who wish to transfer to the new operator and will ensure that they continue to be employed under the same conditions.

At the same time, TotalEnergies will work with PTTEP to ensure that the existing socio-economic development program led by TotalEnergies to support local communities living near the MGTC pipeline will continue after its withdrawal. To this end, TotalEnergies will allocate the resources necessary to a dedicated fund in order to contribute financially to the actions to be carried out by the future operator.

TotalEnergies' withdrawal from Yadana and MGTC will be effective at the latest at the expiry of the 6-month contractual period, i.e. July 20, 2022, giving the Company and PTTEP enough time to ensure the safe and orderly transfer of the operatorship while ensuring a fair transition for our key stakeholders, our employees and local communities where we operate.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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